                           [PACIFIC LIFE LETTERHEAD]



                   SIMPLE INDIVIDUAL RETIREMENT ANNUITY RIDER


This rider is part of the Contract to which it is attached by Pacific Life Insurance Company ("PL").

The Contract under which it has been issued is hereby modified as specified below in order to qualify as a SIMPLE Individual Retirement Annuity under the terms of the Internal Revenue Code of 1986 (the "Code") as amended.

DEFINITIONS

ANNUITANT - is the individual named to receive periodic annuity payments purchased under this Contract.

ANNUITY START DATE - is the date you choose to have PL begin periodic annuity payments to the Annuitant. The Annuity Start Date may be no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2.

CONTINGENT ANNUITANT - is the individual who becomes the Annuitant if the Annuitant dies before periodic annuity payments purchased under the Contract begin. Only the spouse of the Annuitant may be named the Contingent Annuitant.

CONTINGENT OWNER - is the individual who becomes the Owner if you die before periodic annuity payments purchased under this Contract begin. Only the spouse of the Annuitant may be named the Contingent Owner.

DESIGNATED BENEFICIARY - is the individual designated as a beneficiary by the Annuitant.

The provisions of this rider will control if in conflict with those of the Contract. Notwithstanding any provisions in the Contract to the contrary:

1. The Annuitant will at all times be the Owner of the Contract. The Owner's rights under the Contract shall be nonforfeitable and for the exclusive benefit of the Owner and his or her beneficiaries.

2. No benefits under the Contract may be transferred, sold, assigned, or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purpose, to any person; except that the Contract may be transferred to a former spouse of the Owner under a divorce decree or written instrument incident to such divorce. In the event of such transfer, the transferee shall for all purposes be treated as the Owner under this Contract.

3. This SIMPLE IRA will accept only cash contributions made on behalf of the Annuitant pursuant to the terms of a SIMPLE IRA Plan described in section 408(p) of the Internal Revenue Code. A rollover contribution or a transfer of assets from another SIMPLE IRA of the Annuitant will also be accepted. No other contributions will be accepted.

4. Prior to the expiration of the 2-year period beginning on the date the Annuitant first participated in any SIMPLE IRA Plan maintained by the Annuitant's employer, any rollover or transfer by the

Annuitant of funds from this SIMPLE IRA must be made to another SIMPLE IRA of the Annuitant. Any distribution of funds to the Annuitant during this 2-year period may be subject to a 25% additional tax if the Annuitant does not roll over the amount distributed into a SIMPLE IRA. After the expiration of this 2-year period, the Annuitant may roll over or transfer funds to any IRA of the Annuitant that is qualified under section 408(a) or (b) of the Internal Revenue Code.

5. Additional Purchase Payments (or premium payments) under the Contract must be at least the minimum as stated in the Purchase Payments (or Premiums) provision of the Contract.

6. Any Purchase Payments (or premium) refund declared by PL other than refunds attributable to excess contributions will be applied toward the purchase of additional benefits before the close of the calendar year following the refund.

7. In accordance with Regulations prescribed by the Secretary of the Treasury, or his delegate pursuant to the Code ("Regulations"), the entire interest under the Contract must be distributed to the Owner:

        (a) Not later than the April 1st next following the close of the calendar year in which the Owner attains age 70 1/2(the "Required Beginning Date"), or

        (b) Commencing not later than the Required Beginning Date in equal or substantially equal amounts, in annual or more frequent installments, over:

                        (i) the Owner's life or the lives of the Owner and his or her Designated Beneficiary; or

                        (ii) a period not exceeding the Owner's life expectancy or the joint and last survivor life expectancy of the Owner and his or her Designated Beneficiary.

        (c) If the Owner's entire interest is to be distributed in other than a lump sum, then the amount to be distributed each year, commencing with the Required Beginning Date and then for each succeeding calendar year, shall not be less than the quotient obtained by dividing the Owner's entire interest by the lesser of:

                        (i)     the applicable life expectancy; or

                        (ii) if the Owner's spouse is not the Designated Beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of Section 1.401(a)(9)-2 of the proposed Income Tax Regulations. Distributions after the death of the Owner shall be calculated using the applicable life expectancy as the relevant divisor without regard to the proposed Regulation Section 1.401(a)(9)-2.

        The preceding paragraph shall not apply if distribution is in the form of an annuity with non-increasing payments.

        Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the Owner by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable as to the Owner and shall apply to all subsequent years. The life expectancy of a non-spouse Beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

        (d) If the Owner's spouse is not the Designated Beneficiary, the form of Annuity elected must assure that at least 50% of the value of the Contract available for distribution is payable within the Owner's life expectancy.

        (e) The method of distribution shall be made in accordance with the requirements of Section 401(a)(9) of the Code and the Regulations thereunder. Further the method selected must meet the "minimum distribution incidental benefit" rule of Code
                Section 401(a)(9), and the proposed Regulation Section 1.401(a)(9)(2). This includes the following:

                        (i) where the Owner's only Designated Beneficiary is the spouse, the minimum amount that must be distributed in a distribution calendar year is the amount determined under the regular minimum distribution requirements in this Section 7.

                        (ii) where the distributions are not made as annuity payments under an annuity contract and where the Owner's spouse is not the Designated Beneficiary, the minimum amount that must be distributed in a distribution calendar year is the quotient obtained by dividing the Owner's entire interest by the joint and last survivor expectancy described in the proposed Regulation
                                Section 1.401(a)(9)-2.

                        (iii) where distribution is to be made under an annuity contract purchased on or before the Owner's Required Beginning Date and the Owner's spouse is not the Designated Beneficiary, the minimum amount that must be distributed is determined as follows:

                                - Period certain annuity without a life
                                contingency: The period certain may not exceed the appropriate joint and last survivor expectancy described in the proposed Regulation
                                Section 1.401(a)(9)-2.

                                - Life annuity or a joint and survivor annuity:
                                A life annuity on the Owner's life which satisfies the regular minimum distribution requirements satisfies the "minimum distribution incidental benefit" rule. The periodic annuity payment to the survivor under a joint and survivor annuity may not exceed the applicable percentage of the annuity payment to the Owner. These percentages are defined in the proposed Regulation Section 1.401(a)(9)-2.

                                - Life annuity with period certain: The
                                distribution must satisfy the requirements for a single life (or joint and survivor) annuity and the period certain may not exceed the period determined for non-annuity distributions.

        Only a method of distribution offered by PL that satisfies these conditions can be selected. You must make this selection before the end of the calendar year in which you attain age 70 1/2.

8. On the death of the Owner, distribution shall be made in accordance with the annuity options described in the Contract. However, selection of an annuity option which does not satisfy the conditions of this Section 8 shall not be permitted.

        If the Owner dies before distribution of his or her interest in the Contract commences, the entire interest should be distributed by December 31st of the fifth full year which follows the Owner's death unless: (i) such interest is paid in equal or substantially equal installments over a period not exceeding the lifetime, or the life expectancy, of the Designated Beneficiary; and (ii) payments begin by December 31st of the calendar year which follows the Owner's death.

        If the Designated Beneficiary of the Owner is the Owner's surviving spouse, the spouse may elect to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the later of: (i) December 31 of the calendar year immediately following the calendar year in which the Owner died; and (ii) December 31 of the calendar year in which Owner would have attained age 70 1/2. Such election must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Owner's death or the date distributions are required to begin pursuant to the preceding sentence. The surviving spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments.

        If the surviving spouse is the Designated Beneficiary, the spouse may convert this Individual Retirement Annuity to the spouse's own Individual Retirement Annuity by requesting that he or she be made the Annuitant. If the spouse so requests, the spouse shall be Owner and Annuitant for purposes of applying the restrictions contained in this rider.

        For purposes of the above, life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable as to the surviving spouse and shall apply to all subsequent years. In the case of any other Designated Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

        Any amount paid to a child of the Owner will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

        If the Owner dies after distribution of his or her interest in the Contract has commenced, the remaining interest will be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.

        If the Owner dies before his or her entire interest has been distributed to him or her, no additional cash contributions or "rollover contributions" shall be accepted.

9. No one other than the spouse of the Owner may be named as the Contingent Annuitant and/or the Contingent Owner. If the Owner dies, the Contingent Annuitant shall be treated as the Annuitant for purposes of applying the restrictions contained in this rider.

        If, despite the restrictions contained in this rider, someone other than the spouse is named as a Contingent Annuitant, such person shall be treated as the Primary Beneficiary under the Contract.

10. PL shall furnish annual calendar year reports concerning the status of the Contract.

11. If contributions made on behalf of the Annuitant pursuant to a SIMPLE IRA Plan maintained by the Annuitant's employer are received directly by PL from the employer, PL will provide the employer with the summary description required by section 408(l)(2) of the Internal Revenue Code.

12. If this SIMPLE IRA is maintained by a designated financial institution (within the meaning of section 408(p)(7) of the Internal Revenue Code) under the terms of a SIMPLE IRA Plan of the Annuitant's employer, the Annuitant must be permitted to transfer the Annuitant's balance without cost or penalty (within the meaning of section 408(p)(7)) to another IRA.

13. PL reserves the right to amend this rider to comply with future changes in the Code and any regulations or rulings and other published guidance issued under the provisions of the Code or interpretations thereof without consent (except for the states of Michigan, Pennsylvania, South Carolina and Washington, where affirmative consent is required). PL shall provide the Owner of the Contract with a copy of any such amendment.







                         PACIFIC LIFE INSURANCE COMPANY




          /s/ Thomas C Sutton                      /s/ Audrey L Milfs
    Chairman and Chief Executive Officer                Secretary